Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” In the Statement of Additional Information, each dated March 6, 2026, and each included in this Registration Statement on Form N-2 of Carlyle AlpInvest Private Markets Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated May 30, 2025, with respect to the consolidated financial statements and financial highlights of Carlyle AlpInvest Private Markets Fund included in the Annual Report (Form N-CSR/A) for the year ended March 31, 2025, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, NY

March 6, 2026

A member firm of Ernst & Young Global Limited